Exhibit 99.1
Shinhan Financial Group 2012 1H Operating Results

On July 31, 2012, Shinhan Financial Group released its 2012 1H operating results. The belows are the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
				QoQ		Change
Item		2Q 2012	1Q 2012	Change (%)	2Q 2011	(%)
Revenue*	Specified Quarter	6,786,706	7,882,532	-13.90	7,781,314	-12.78

	Cumulative	14,669,238	7,882,532	-	16,648,385	-11.89

Operating Income	Specified Quarter	864,863	1,137,254	-23.95	1,272,558	-32.04

	Cumulative	2,002,117	1,137,254	-	2,529,785	-20.86

Income before Income Taxes	Specified Quarter	868,578	1,146,533	-24.24	1,281,416	-32.22

	Cumulative	2,015,111	1,146,533	-	2,551,467	-21.02

Net Income**	Specified Quarter	631,400	826,265	-23.58	964,783	-34.56

	Cumulative	1,457,665	826,265	-	1,889,103	-22.84

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
				QoQ		Change
Item		2Q 2012	1Q 2012	Change (%)	2Q 2011	(%)
Revenue*	Specified Quarter	3,676,501	5,251,821	-30.00	5,046,276	-27.14

	Cumulative	8,928,322	5,251,821	-	10,839,407	-17.63

Operating Income	Specified Quarter	490,436	835,824	-41.32	965,655	-49.21

	Cumulative	1,326,260	835,824	-	1,784,158	-25.66

Income before Income Taxes	Specified Quarter	493,510	845,515	-41.63	972,125	-49.23

	Cumulative	1,339,024	845,515	-	1,800,352	-25.62

Net Income**	Specified Quarter	389,587	658,667	-40.85	785,549	-50.41

	Cumulative	1,048,255	658,667	-	1,432,678	-26.83

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
				QoQ		Change
Item		2Q 2012	1Q 2012	Change (%)	2Q 2011	(%)
Revenue*	Specified Quarter	1,168,435	1,105,781	5.67	1,137,102	2.76

	Cumulative	2,274,216	1,105,781	—	2,258,406	0.70

Operating Income	Specified Quarter	312,575	244,503	27.84	253,231	23.43

	Cumulative	557,078	244,503	—	568,629	-2.03

Income before Income Taxes	Specified Quarter	312,575	244,527	27.83	253,231	23.43

	Cumulative	557,102	244,527	—	568,629	-2.03

Net Income**	Specified Quarter	244,586	186,478	31.16	192,760	26.89

	Cumulative	431,064	186,478	—	442,121	-2.50

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest